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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VECTOR GROUP LTD.

(Name of Issuer)

COMMON STOCK, $.10 PAR VALUE

(Title of Class of Securities)

112525-10-1

(Cusip Number)

Howard M. Lorber
100 S.E. Second Street
Miami, Florida 33131
(305) 579-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 112525-10-0			Page 2 of 6 Pages

1.	Name of Reporting Person: HOWARD M. LORBER		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,191,629 (includes 897,158 acquirable upon exercise of options)

		8.	Shared Voting Power: --

		9.	Sole Dispositive Power: 2,191,629 (includes 897,158 acquirable upon exercise of options)

		10.	Shared Dispositive Power: --

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,191,629 (includes 897,158 acquirable upon exercise of options)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.42%

14.	Type of Reporting Person (See Instructions): IN

PRELIMINARY STATEMENT:

          This Amendment No. 2 amends the Schedule 13D filed by Howard M. Lorber with the Securities and Exchange Commission on May 3, 2000, as amended by Amendment No. 1 thereto (the “Schedule 13D”), relating to the common stock, $.10 par value per share (the “Common Stock”), of Vector Group Ltd. (formerly Brooke Group Ltd.) (the “Company”). All information in this Amendment to the Schedule 13D concerning the Common Stock has been adjusted to give effect to the 5% stock dividends paid to stockholders of the Company on September 30, 1999, September 28, 2000, September 28, 2001, September 27, 2002 and September 29, 2003.

          Item 5 of the Schedule 13D is hereby amended as follows:

ITEM 5. Interest in Securities of the Issuer.

     (a) As of June 30, 2004, Mr. Lorber is the beneficial owner of, in the aggregate, 2,191,629 shares of Common Stock, which constituted approximately 5.42% of the 39,512,973 shares of Common Stock outstanding as of May 7, 2004, as reported in the Company’s Form 10-Q for the quarter ended March 31, 2004 and as adjusted for the 638,139 shares issued to Mr. Lorber upon exercise of a stock option on June 21, 2004 and the 302,819 shares delivered to the Company by Mr. Lorber in payment of the exercise price (plus 897,158 shares acquirable by Mr. Lorber upon exercise of currently exercisable options). Mr. Lorber’s beneficial ownership includes the 897,158 options for Common Stock, granted to Mr. Lorber pursuant to the option agreements referred to in Item 6 of Amendment No. 1 to the Schedule 13D.

     (b) Mr. Lorber exercises sole voting power and sole dispositive power over (i) 99,120 shares of Common Stock held directly by Mr. Lorber, (ii) 1,195,351 shares of Common Stock held by Lorber Epsilon 1999 Limited Partnership, a Delaware limited partnership, and (iii) 897,158 shares of Common Stock acquirable by Mr. Lorber upon exercise of currently exercisable options. Lorber Epsilon 1999 LLC, a Delaware limited liability company, is the general partner of Lorber Epsilon 1999 Limited Partnership. Lorber Alpha II Limited Partnership, a Nevada limited partnership, is the sole member of, and Mr. Lorber is the manager of, Lorber Epsilon 1999 LLC. Lorber Alpha II, Inc., a Nevada corporation, is the general partner of Lorber Alpha II Limited Partnership. Mr. Lorber is a director, officer and controlling shareholder of Lorber Alpha II, Inc.

          Mr. Lorber disclaims beneficial ownership of 10,803 shares of Common Stock held by Lorber Charitable Fund. Lorber Charitable Fund is a New York not-for-profit corporation, of which family members of Mr. Lorber serve as directors and executive officers.

     (c) On June 21, 2004, Mr. Lorber acquired 638,139 shares of Common Stock upon exercise of a July 1998 stock option granted under the Company’s 1998 Long-Term Incentive Plan, with an exercise price of $7.64 per share, and transferred 100,000 shares to Lorber Epsilon 1999 Limited Partnership. Mr. Lorber paid the exercise price of the stock option by delivering to the Company 302,819 shares of Common Stock. From June 23 to June 30, 2004, Mr. Lorber sold in the open market on the New York Stock Exchange 136,200 shares of Common Stock as described in Exhibit J, which is attached hereto and incorporated herein by reference. The shares were sold to fund taxes related to exercise of the stock option.

          Item 6 of the Schedule 13D is hereby amended as follows:

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Page 3 of 6 Pages

          See Item 5(c).

          Item 7 of the Schedule 13D is hereby amended as follows:

ITEM 7. Material To Be Filed as Exhibits.

          Exhibit J:     Transactions in the Common Stock in the past 60 days.

Page 4 of 6 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2004

By:	/s/ Howard M. Lorber
	Name:	Howard M. Lorber

Page 5 of 6 Pages

EXHIBIT J

     TRANSACTIONS IN THE COMMON STOCK IN THE PAST 60 DAYS:

		No. of Shares	Price Per
Name	Date	Sold	Share(1)
Howard M. Lorber	6/23/04	21,900	$16.00
		6,600	16.05

		28,500

Howard M. Lorber	6/24/04	100	$16.00
		200	16.01
		10,000	16.10
		10,000	16.15
		100	16.17
		5,200	16.18

		25,600

Howard M. Lorber	6/25/04	5,100	$16.10

Howard M. Lorber	6/28/04	11,800	$16.00
		7,400	16.01
		100	16.02
		800	16.04
		600	16.06
		100	16.07
		300	16.09
		600	16.20
		100	16.26

		21,800

Howard M. Lorber	6/29/04	13,400	$16.00
		1,300	16.05

		14,700

Howard M. Lorber	6/30/04	8,800	$15.75
		3,500	15.76
		16,900	15.80
		850	15.90
		300	15.91
		10,150	16.00

		40,500

(1)	Excludes brokerage commissions.

Page 6 of 6 Pages